UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2017

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On December 6, 2017, Pyxis Tankers Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of common stock (“Common Stock”) of the Company, par value $0.001, at a price per share of $2.00 (the “Private Placement”).

As a condition of the Purchase Agreement, the Company, Maritime Investors Corp. and each of the Company’s directors and executive officers entered into lock-up agreements (the “Lock Up Agreements”) pursuant to which they may not, among other things, offer or sell Common Stock until the earlier of (i) 30 days after Effective Date (as defined therein) and (ii) the disposition by the Investors of all of the Common Stock they received in the Private Placement.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated December 6, 2017 (the “Registration Rights Agreement”) with the Investors. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to prepare and file with the Securities and Exchange Commission a registration statement to register for resale the Registrable Securities (as defined therein) on or prior December 21, 2017.

The foregoing descriptions of the material terms of the Purchase Agreement, Lock Up Agreements and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, Form of Lock Up Agreement and Registration Rights Agreement, which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

Exhibit Number	Document

10.1	Securities Purchase Agreement, dated December 6, 2017, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto

10.2	Form of Lock Up Agreement

10.3	Registration Rights Agreement, dated December 6, 2017, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: December 8, 2017

Exhibit Index

Exhibit Number	Document

10.1	Securities Purchase Agreement, dated December 6, 2017, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto

10.2	Form of Lock Up Agreement

10.3	Registration Rights Agreement, dated December 6, 2017, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto